M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Rogers 503-232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza, Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Casey Dougherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Financial Securities Marketing, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL LEE
Notary Public - State of Florida
Commission # GG 125667
Expires on July 18, 2021

Casey Dougherty
Signature

Chief Compliance & Risk Officer
Title

Online Notary
Notary Public

Notarized online using audio-video communication

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Audit Committee of M Financial Securities Marketing, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Financial Securities Marketing, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17A-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.
Melville, New York
February 24, 2021

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2020 and 2019

Table of Contents

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2020 and 2019

Assets		2020		2019
Cash and cash equivalents	$	6,495,354	$	6,060,476
Intermediary fees receivable		1,214,083		1,158,917
Prepaid expenses and other assets		5,452		6,212
Deferred income tax assets (note 4)		1,668		—
Total assets	$	7,716,557	$	7,225,605

Liabilities and Stockholder's Equity

Liabilities:				
Payable to Parent for income taxes (note 4)	$	1,788,587	$	1,572,789
Payable to Parent (note 3)		623,609		522,706
Deferred income tax liabilities (note 4)		—		7,457
Other liabilities		5,439		4,194
Total liabilities		2,417,635		2,107,146
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares		1,000		1,000
Additional paid-in capital		279,148		279,148
Retained earnings		5,018,774		4,838,311
Total stockholder's equity		5,298,922		5,118,459
Total liabilities and stockholder's equity	$	7,716,557	$	7,225,605

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2020 and 2019

	2020	2019
Revenues:		
Intermediary fee income	$ 17,385,467	$ 16,593,155
Investment income	53,263	45,180
Total revenues	17,438,730	16,638,335
Expenses:		
Employee compensation and benefits	2,267,547	1,586,417
Outside professional services	698,559	623,766
Office	479,992	300,339
General and administrative	132,580	113,217
Meetings	54,313	1,066,491
Other	26,621	26,748
Travel	13,386	57,172
Total expenses	3,672,998	3,774,150
Income before income taxes	13,765,732	12,864,185
Provision for income taxes (note 4)	4,079,263	3,572,980
Net income	$ 9,686,469	$ 9,291,205

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2020 and 2019

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balances as of January 1, 2019	100 $	1,000 $	279,148 $	4,036,734 $	4,316,882
Net income	—	—	—	9,291,205	9,291,205
Dividends to Parent	—	—	—	(8,489,628)	(8,489,628)
Capital contributions from Parent (note 3)	—	—	1,920,372	—	1,920,372
Return of contributed capital	—	—	(1,920,372)	—	(1,920,372)
Balances as of December 31, 2019	100	1,000	279,148	4,838,311	5,118,459
Net income	—	—	—	9,686,469	9,686,469
Dividends to Parent	—	—	—	(9,506,006)	(9,506,006)
Capital contributions from Parent (note 3)	—	—	2,183,994	—	2,183,994
Return of contributed capital	—	—	(2,183,994)	—	(2,183,994)
Balances as of December 31, 2020	100 $	1,000 $	279,148 $	5,018,774 $	5,298,922

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net income	$ 9,686,469	$ 9,291,205
Adjustments to reconcile net income to net cash provided by operating activities:		
Capital contributions from Parent for:		
Provision for income taxes related to		
Member Firm Compensation Plan expense	1,128,694	1,080,150
Additional provision for income taxes on a stand-alone basis	1,055,300	840,222
Changes in operating assets and liabilities:		
Intermediary fees receivable	(44,566)	(492,400)
Prepaid expenses and other assets	(9,840)	32,180
Deferred income tax assets	(1,668)	—
Payable to Parent for income taxes	215,798	(153,189)
Payable to Parent	100,903	48,559
Deferred income tax liabilities	(7,457)	5,082
Other liabilities	1,245	762
Net cash provided by operating activities	12,124,878	10,652,571
Cash flows from investing activities:		
Purchases of short-term investments	(1,992,806)	—
Maturities of short-term investments	1,992,806	—
Net cash used in investing activities	—	—
Cash flows from financing activities:		
Dividends to Parent	(9,506,006)	(8,489,628)
Return of contributed capital	(2,183,994)	(1,920,372)
Net cash used in financing activities	(11,690,000)	(10,410,000)
Net increase (decrease) in cash and cash equivalents	434,878	242,571
Cash and cash equivalents at beginning of year	6,060,476	5,817,905
Cash and cash equivalents at end of year	$ 6,495,354	$ 6,060,476
Supplemental cash flow disclosures:		
Noncash operating activity – capital contributions from Parent	$ 2,183,994	$ 1,920,372
Captial contributions from Parent for:		
Provision for income taxes related to		
Member Firm Compensation Plan expense	1,128,694	1,080,150
Additional provision for income taxes on a stand-alone basis	1,055,300	840,222

See accompanying notes to financial statements.

M FINANCIAL SECURITIES MARKETING, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Notes to Financial Statements

December 31, 2020 and 2019

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Revenue Recognition

Revenues from contracts with customers include intermediary fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Intermediary Fee Income

The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

Intermediary fee income is recorded on an issue date basis as transactions occur. The Company believes that the performance obligation is satisfied on the issue date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance and other financial service products.

(d) Intermediary Fees Receivable

Management believes intermediary fees receivable at December 31, 2020 and 2019 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Intermediary fees receivable are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(e) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, money market instruments, and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and

6

Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. Amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risks.

(f) *Short-Term Investments*

Short-term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months, when purchased, and are reported at amortized cost plus accrued interest.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2020 and 2019, the Company did not have any unrecognized income tax benefits.

(h) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) *Subsequent Events*

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(2) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2020 and 2019, the Company has regulatory net capital of $4,075,221 and $3,952,083,

which is $3,914,045 and $3,811,607 in excess of its required net capital of $161,176 and $140,476. As of December 31, 2020 and 2019, the Company has a ratio of aggregate indebtedness to net capital of 0.59 to 1.00 and 0.53 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.

(3) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2020 and 2019, $623,609 and $522,706, respectively, was payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2020 and 2019, the Company paid dividends to its Parent of $11,690,000 and $10,410,000, respectively, a portion of which was treated as a noncash return of contributed capital. In 2020 and 2019, the noncash returns of contributed capital totaled $2,183,994 and $1,920,372, respectively, as a result of the Company's income tax sharing agreement with the Parent (note 4).

(4) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2017. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The provisions for income taxes included in the Statements of Operations are as follows:

	2020	2019
Current	$ 4,088,389	$ 3,567,898
Deferred	(9,126)	5,082
	$ 4,079,263	$ 3,572,980

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in 2020 and 2019 to income before income taxes and the actual provisions for the years ended December 31, 2020 and 2019 are as follows:

		2020		2019
Computed "expected" provision for income taxes	$	2,890,805	$	2,701,479
Change in provision for income taxes resulting from:				
State income taxes		1,185,650		879,463
Meals and entertainment		7,820		17,019
Other		(5,012)		(24,981)
Provision for income taxes	$	4,079,263	$	3,572,980

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2020 and 2019, $1,788,587 and $1,572,789, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Member Firm Compensation Plan (MFCP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the MFCP expense is not included in the Company's provision for income taxes calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,128,694 and $1,080,150 for the years ended December 31, 2020 and 2019, respectively.

In addition, the Company's provision for income taxes is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis provision for income taxes. The difference between the stand-alone basis provision for income taxes calculation and the consolidated basis provision for income taxes calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $1,055,300 and $840,222 for the years ended December 31, 2020 and 2019, respectively.

The temporary differences that give rise to deferred income tax assets/liabilities as of December 31, 2020 and 2019 relate to the following:

		2020		2019
Deferred income tax assets (liabilities):				
Start-up expenses	$	1,140	$	2,509
Deferred state income taxes, net of federal income tax effect		483		(1,818)
Deferred rent		45		(8,148)
Net deferred income tax assets (liabilities)	$	1,668	$	(7,457)

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

(5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

(8) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

During 2019, the SEC conducted a routine cyber security examination of the Company. As of December 31, 2019, the cyber security exam had findings related to the need to strengthen access controls and contract oversight. These findings aligned with planned enhancements occurring in the first quarter of 2020, and therefore are not considered to be material. As of December 31, 2020, the Company completed these enhancements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	5,298,922
Less nonallowable assets:		
Intermediary fee receivables		1,214,083
Prepaid expenses and other assets		5,452
Deferred income tax assets		1,668
Net capital before haircut on cash equivalents		4,077,719
Haircut on cash equivalents		(2,498)
Net capital	$	4,075,221
Computation of aggregate indebtedness:		
Liabilities in the Statement of Financial Condition:		
Payable to Parent for income taxes	$	1,788,587
Payable to Parent		623,609
Other liabilities		5,439
Aggregate indebtedness	$	2,417,635
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	161,176
Excess net capital	$	3,914,045
Ratio of aggregate indebtedness to net capital		0.59 to 1.00

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2020, as amended.

M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for, or owe funds or securities to, customers.